UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Ra Medical Systems, Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

74933X203

(CUSIP Number)

B. Joseph Alley, Jr.

Arnall Golden Gregory LLP

171 17th Street NW, Suite 2100

Atlanta, GA 30363

(404) 473-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 21, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74933X203	Page 2 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person David Jenkins
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 277,597
8	Shared Voting Power 714,231*
9	Sole Dispositive Power 277,597
10	Shared Dispositive Power 714,231*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 991,828*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☒
13	Percent of Class Represented by Amount in Row (11) 19.9 percent*
14	Type of Reporting Person IN

*

Includes 2,264 shares of Company Common Stock held by the Linda Jenkins Charitable Remainder Trust, a charitable remainder unitrust of which Mr. Jenkins’ spouse is the trustee. Also includes 2,264 shares of Company common stock held by the Jenkins Family Charitable Institute, of which Mr. Jenkins is the sole trustee. Also includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. The general partner of Fatboy Capital, L.P.. is SeaCap Management LLC, a Wyoming limited liability company, of which Mr. Jenkins is the managing member.

CUSIP No. 74933X203	Page 3 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Fatboy Capital, L.P.
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
7	Sole Voting Power 709,703
8	Shared Voting Power 0
9	Sole Dispositive Power 709,703
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
13	Percent of Class Represented by Amount in Row (11) 14.2 percent*
14	Type of Reporting Person PN

CUSIP No. 74933X203	Page 4 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person SeaCap Management LLC
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Wyoming
7	Sole Voting Power 0
8	Shared Voting Power 709,703*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 709,703*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.2 percent
14	Type of Reporting Person OO

*	Includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. SeaCap Management LLC is the general partner of Fatboy Capital, L.P.

CUSIP No. 74933X203	Page 5 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Linda Jenkins Charitable Remainder Trust
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 2,264
8	Shared Voting Power 0
9	Sole Dispositive Power 2,264
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,264
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 74933X203	Page 6 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Jenkins Family Charitable Institute
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 2,264
8	Shared Voting Power 0
9	Sole Dispositive Power 2,264
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,264
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 74933X203	Page 7 of 13

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Dalin Class Trust
2	Check the Appropriate Box if a Member of a Group (a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Louisiana
7	Sole Voting Power 0
8	Shared Voting Power 709,703*
9	Sole Dispositive Power 0
10	Shared Dispositive Power 709,703*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 709,703*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.2 percent
14	Type of Reporting Person OO

*	Includes 709,703 shares of Company Common Stock held by Fatboy Capital, L.P., a Delaware limited partnership. Dalin Class Trust is a general partner of Fatboy Capital, L.P.

CUSIP No. 74933X203	Page 8 of 13

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”), of Ra Medical Systems, Inc., a Delaware corporation (the “Company”). The principal executive office of the Company is located at:

1670 Highway 160 West

Suite 205

Fort Mill, SC 29708

Item 2. Identity and Background

1.	(a)	David Jenkins is a reporting person filing this statement.

	(b)	c/o of Ra Medical Systems, Inc., 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

(c)

Executive Chairman of the Board of the Company, engaged in the design, manufacture and sale of new and innovative medical technologies focused in the field of cardiac electrophysiology, the business address of which is 1670 Highway 160 West, Suite 205, Fort Mill, SC 29708.

	(d)	None.

	(e)	None.

	(f)	United States.

CUSIP No. 74933X203	Page 9 of 13

2.

Fatboy Capital, L.P. is a reporting person filing this statement. It is a Delaware limited partnership, and its principal business address is9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a private investment holding company.

(d)	None.

(e)	None.

3.

The Jenkins Family Charitable Institute is a reporting person filing this statement. It is a private foundation, and its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family charitable entity.

(d)	None.

(e)	None.

4.

The Linda Jenkins Charitable Remainder Trust is a reporting person filing this statement. It is a Louisiana charitable remainder trust, and its principal business address is PO Box 682838, Park City UT 84068-2838. Its principal business is to serve as a charitable trust and to facility estate planning.

(d)	None.

(e)	None.

5.

SeaCap Management LLC is a reporting person filing this statement. It is a Wyoming limited liability company, and its principal business address is9611 North US Hwy 1, Box 390, Sebastian FL 32958. Its principal business is to serve as a family investment manager.

(d)	None.

(e)	None.

6.	(a)	Linda Jenkins is a the trustee of the Linda Jenkins Charitable Remainder Trust., which is a reporting person filing this statement.

(b)	PO Box 682838, Park City UT 84068-2838.

(c)	Retired.

(d)	None.

(e)	None.

(f)	United States.

CUSIP No. 74933X203	Page 10 of 13

7.

Dalin Class Trust is a person filing this statement. David Jenkins is the sole trustee of Dalin Class Trust. Its principal business address is 9611 North US Hwy 1, Box 390, Sebastian FL 32958. It is a family trust.

(d)	None.

(e)	None.

Item 3. Source and Amount of Funds or Other Consideration

Each of the reporting persons was previously a beneficial owner of shares of Catheter Precision, Inc., a Delaware corporation. Each of the reporting persons beneficially acquired shares of Series X Convertible Preferred Stock of the Company on January 9, 2023 in connection with the merger of Catheter Precision, Inc. with the Company, at an exchange ratio of .0006705 shares of Company Preferred Stock per common share of Catheter Precision, as a result of the following issuances of preferred shares:

•	David Jenkins-- 1105.873 shares
•	Fatboy Capital, L.P.-- 178.055 shares
•	Linda Jenkins Charitable Remainder Trust— 20.955 shares
•	Jenkins Family Charitable Institute—20.955 shares

Each share of Series X Preferred is convertible into 1000 shares of Company common stock, upon satisfaction of certain conditions. See Item 5 below.

In addition, in connection with the Catheter merger, David Jenkins and Fatboy Capital, L.P. also converted debt owed to them by Catheter Precision into shares of Company Series X Preferred Stock at a conversion rate of $3.20 per 1/ 1000th share of Series X Preferred, and received the following preferred shares:

•	David Jenkins-- 1464.063 shares

•	Fatboy Capital, L.P.-- 6392.188 shares

Item 4. Purpose of Transaction

All acquisitions described in Item 3 above and Item 5 below were for investment purposes. The reporting persons and other persons listed in Item 2 may make additional open market purchases or sales, or engage in estate planning or other transactions in Company common stock, from time to time.

Except as noted below, the reporting persons and the other persons listed in Item 2 have no present intent to take any action that would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary thereof;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary thereof;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

CUSIP No. 74933X203	Page 11 of 13

(g) any changes in the Company’s charter, bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

Notwithstanding the foregoing, Mr. Jenkins exercises control over the Company to the extent that he is a director and executive officer of the Company, and may consider various transactions that are in the best interests of the Company from time to time, including transactions of the types described above, and the reporting persons and the other persons listed in Item 2 will continue to review their investment in the Company, and reserve the right to change their intentions with respect to any or all of such matters.

Item 5. Interest in Securities of the Issuer

(a)-(b)	See the cover pages to this Amendment.

Ms. Linda Jenkins beneficially owns 2,264 shares of Company common stock as a result of her position as the sole trustee of the Linda Jenkins Charitable Remainder Trust.

(c)	The following transactions were effected by the reporting persons within 60 days prior to the date hereof:

Following receipt of stockholder approval on March 21, 2023, at 5 pm Eastern time on March 23, 2023, the reporting persons received the following shares of Company common stock upon automatic conversion of shares of Series X Preferred Stock:

•	David Jenkins—277,597 shares
•	Fatboy Capital, L.P.—709,703 shares
•	Linda Jenkins Charitable Remainder Trust— 2,264 shares
•	Jenkins Family Charitable Institute—2,264 shares

Each of the reporting persons continues to own the following shares of Series X Preferred Stock:

•	David Jenkins-- 2,292.339 shares
•	Fatboy Capital, L.P.--5,860.54 shares
•	Linda Jenkins Charitable Remainder Trust— 18.691 shares
•	Jenkins Family Charitable Institute— 18.691 shares

Each share of Series X Preferred Stock is automatically convertible into 1000 shares of Company common stock on or after July 9, 2024, but only if the Company has satisfied the initial listing standards of a national securities exchange or has been delisted from the NYSE American.

There were no other transactions in Company common stock effected by the reporting persons or the other persons listed in Item 2 within 60 days of the date hereof.

(d)	None.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons acquired their interests in Company securities in connection with the merger between Catheter Precision, Inc. and the Company, pursuant to the Amended and Restated Merger Agreement dated January 9, 2023, and with respect to the securities acquired upon the conversion of debt held by Mr. Jenkins and Fatboy Capital, pursuant to Debt Settlement and Release Agreements dated January 9, 2023. In addition, Mr. Jenkins and Fatboy Capital entered into Lockup Agreements with the Company dated January 9, 2023 that among other things prevent them from disposing of Company securities for at least 180 days after January 9, 2023, subject to certain specified exceptions. There are no other contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

(A) Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B) Agreement and Plan of Merger dated January 9, 2023 (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 13, 2023)

(C) Form of Debt Settlement and Release Agreement (incorporated by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 filed with the SEC on March 28, 2023)

(D) Form of Lockup Agreement dated January 9, 2023 (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 13, 2023)

CUSIP No. 74933X203	Page 12 of 13

Signature.

After reasonable inquiry each of the undersigned certifies that to the best of his or her knowledge and belief the information set forth in this statement is true, complete and correct.

/s/ David Jenkins		Date: March 27, 2023
DAVID JENKINS

FATBOY CAPITAL, L.P.
By:	SEACAP MANAGEMENT LLC, General Partner
Date: March 27, 2023
By:	/s/ David Jenkins
David Jenkins, Managing Member

SEACAP MANAGEMENT LLC

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Managing Member

LINDA JENKINS CHARITABLE REMAINDER TRUST

By:	/s/ Linda Jenkins	Date: March 27, 2023
Linda Jenkins, Trustee

JENKINS FAMILY CHARITABLE INSTITUTE
Date: March 27, 2023
By:	/s/ David Jenkins
David Jenkins, Trustee

DALIN CLASS TRUST

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Trustee

CUSIP No. 74933X203	Page 13 of 13

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by Ra Medical Systems, Inc. is being filed on behalf of each of the undersigned.

/s/ David Jenkins		Date: March 27, 2023
DAVID JENKINS

FATBOY CAPITAL, L.P.
By:	SEACAP MANAGEMENT LLC, General Partner

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Managing Member

SEACAP MANAGEMENT LLC

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Managing Member

LINDA JENKINS CHARITABLE REMAINDER TRUST

By:	/s/ Linda Jenkins	Date: March 27, 2023
Linda Jenkins, Trustee

JENKINS FAMILY CHARITABLE INSTITUTE

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Trustee

DALIN CLASS TRUST

By:	/s/ David Jenkins	Date: March 27, 2023
David Jenkins, Trustee